UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)

Xerium Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of class of securities)

98416J118
(CUSIP number)

Marc Saiontz
American Securities LLC
299 Park Ave, 34th Floor
New York, NY 10171
(212) 476-8000

Copy to:
Michael Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

February 22, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 8416J118	13D/A	Page 2

1	NAME OF REPORTING PERSONS
AS INVESTORS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
740,479 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
740,479 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
740,479 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 8416J118	13D/A	Page 3

1	NAME OF REPORTING PERSONS
AMERICAN SECURITIES PARTNERS V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
740,479 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
740,479 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
740,479 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No. 8416J118	13D/A	Page 4

1	NAME OF REPORTING PERSONS
AMERICAN SECURITIES PARTNERS V(B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
740,479 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
740,479 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
740,479 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No. 8416J118	13D/A	Page 5

1	NAME OF REPORTING PERSONS
AMERICAN SECURITIES PARTNERS V(C), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
740,479 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
740,479 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
740,479 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No. 8416J118	13D/A	Page 6

1	NAME OF REPORTING PERSONS
AMERICAN SECURITIES ASSOCIATES V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
740,479 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
740,479 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
740,479 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 8416J118	13D/A	Page 7

1	NAME OF REPORTING PERSONS
AMERICAN SECURITIES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
753,408 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
753,408 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
753,408 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions)
IA

This Amendment No. 6 (“Amendment No. 6”) amends the Schedule 13D initially filed with the Securities and Exchange Commission (“SEC”) on May 25, 2010, as amended (the “Schedule 13D”), and is filed by and on behalf of (i) AS Investors, LLC (“AS Investors”), (ii) American Securities Partners V, L.P., a Delaware limited partnership (“ASP V”), (iii) American Securities Partners V(B), L.P., a Delaware limited partnership (“ASP V(B)”), (iv) American Securities Partners V(C), L.P., a Delaware limited partnership (“ASP V(C)” and, with ASP V and ASP V(B), the “Sponsors”, the owners of membership interests in AS Investors), (v) American Securities Associates V, LLC (“GP”), the general partner of each Sponsor; and (vi) American Securities LLC, which provides investment advisory services to each Sponsor and GP (the “Advisor”) (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Xerium Technologies, Inc. (“Xerium” or the “Issuer”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is supplemented as follows:

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 6 are incorporated herein by reference as of February 26, 2018.  As of February 26, 2018, AS Investors was the direct record owner of, and had the power to vote and to dispose or direct the disposition of 740,479 shares of Common Stock, representing approximately 4.5% of the outstanding shares of Common Stock, based on 16,367,743 shares of Common Stock outstanding as of October 30, 2017, as reported in Xerium’s Quarterly Report on Form 10-Q filed with the SEC on October 30, 2017.  As a result of their relationship to AS Investors, ASP V, ASP V(B), ASP V(C), GP, and Advisor may also be deemed to be beneficial owners of Xerium.  Additionally, as of February 26, 2018, Advisor directly owns 12,929 shares of Common Stock.  Accordingly, as of February 26, 2018, Advisor may be deemed to be the beneficial owner of an aggregate of 753,408 shares of Common Stock, representing approximately 4.6% of the outstanding shares of Common Stock.

(c) No transactions with respect to shares of Common Stock were effected from and including February 16, 2018 (i.e., the most recent filing on Schedule 13D), through and including February 26, 2018, by any of the Reporting Persons or by any of the Scheduled Persons except that AS Investors sold an aggregate of 256,000 shares in the market through a broker as follows:

Transaction	Date	Shares*	Price*	Price Range* Low/High
Sale	16-Feb-2018	52,820	$5.5505	$5.52	$5.66
Sale	20-Feb-2018	23,180	$5.6434	$5.60	$5.70
Sale	21-Feb-2018	42,000	$5.8079	$5.60	$5.99
Sale	22-Feb-2018	53,000	$5.8106	$5.68	$5.90
Sale	23-Feb-2018	55,000	$5.8622	$5.75	$5.90
Sale	26-Feb-2018	30,000	$5.7420	$5.68	$5.82

*With respect to sales, the number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple market transactions over a range of prices.  The price per share reported represents the weighted average price (without regard to brokerage commissions and fees).  AS Investors undertakes to provide the staff of the SEC upon request, the number of shares executed by AS Investors at each separate price within the range.

(d) Not applicable.

(e) On February 23, 2018, the Reporting Persons ceased to be beneficial owners of five percent or more of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

AS INVESTORS, LLC

By:	/s/ Marc Saiontz
Name:	Marc Saiontz
Title:	Vice President
Date:	February 26, 2018

AMERICAN SECURITIES PARTNERS V, L.P. By: American Securities Associates V, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	February 26, 2018

AMERICAN SECURITIES PARTNERS V(B), L.P. By: American Securities Associates V, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	February 26, 2018

AMERICAN SECURITIES PARTNERS V(C), L.P. By: American Securities Associates V, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	February 26, 2018

AMERICAN SECURITIES ASSOCIATES V, LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	February 26, 2018

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	President and Chief Executive Officer
Date:	February 26, 2018